

Mail Stop 4720

October 8, 2009

John T. Lund
SVP, Chief Financial Officer and Treasurer
Rockville Financial, Inc.
25 Park Street
Rockville, CT 06066

>   **Re: Rockville Financial, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **File No. 000-51239**

Dear Mr. Lund:

    We have reviewed your response letter dated October 2, 2009 and have the
following comments. Where indicated, we think you should revise your disclosure in
response to these comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   Please refer to comment 1 in our letter dated September 18, 2009. We note that
      your response letters dated September 2, 2009 and October 2, 2009 did not
      include the "Tandy representations" as requested in our comment letter dated
      August 19, 2009 (see page 3) and which have been included as part of the closing
      of this letter. Please provide the required representations as either separate
      correspondence or as part of your response to this comment letter, signed by an
      officer who has the authority to bind the registrant.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 2 in our letter dated September 18, 2009. In particular, we note your proposed disclosure. To the extent such disclosure accurately describes your policies and procedures for the review, approval, or ratification of related-party transactions, please confirm that such disclosure will be included in future filings.

3.   We note your response to comment 3 in our letter dated September 18, 2009. We are unable to concur that discounted loans to related persons are not required to be disclosed, despite your discounted loan programs that are offered to the general public from time to time. Therefore, with respect to these loans, please provide to the staff the information required by Item 404(a)(5) of Regulation S-K and revise future filings accordingly. In addition, we are unable to concur that the value of the preferential loan rates made to your named executive officers does not need to be reflected in the Summary Compensation Table. Therefore, please confirm that future filings will be revised accordingly.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel